Exhibit 99.1

Talisman Energy First Quarter Results
Steady Progress on Strategic Priorities
2013 Guidance Unchanged

CALGARY, Alberta – May 1, 2013 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) has reported its operating and financial results for the first quarter of 2013. All values in this release are in US$ unless otherwise stated.

Effective January 1, 2013, Talisman adopted new rules under IFRS for investments in its UK and Equión joint ventures. The after tax operating results of these joint ventures are now disclosed as a single line “income (loss) from joint ventures and associates.” For more information, please see notes 4 and 8 to the company’s Financial Statements and the Adoption of New Accounting Standards section in the interim MD&A. For comparative purposes, Talisman has included non-GAAP figures in this press release, which include results from the UK and Equión joint ventures.

2013 First Quarter Overview

●
Production was 372,000 boe/d, relatively flat versus the fourth quarter, after adjusting for the sale of a 49% equity interest in Talisman’s UK North Sea business in December 2012. The 2013 production guidance range is unchanged, with liquids volumes expected to rise in the second half of 2013 in North America (Eagle Ford), Colombia, Malaysia (Kinabalu) and Vietnam (HST/HSD).

●
Cash flow1 was $517 million, down from the fourth quarter largely as a result of the UK transaction, lower production and netbacks in North America and higher royalties in Asia. The company expects to meet its 2013 cash flow guidance, based on growth in higher margin liquids production in the second half of the year.

●
The company recorded a net loss of $213 million in the quarter, compared to net income of $376 million in the fourth quarter. This was due to significant gains recorded in the previous quarter on the sale of a 49% equity interest in its UK North Sea business, and the revaluation of Talisman’s interest in the Ocensa pipeline.

●
Capital spending1 during the quarter averaged $775 million, down approximately 25% compared to both the prior year and the fourth quarter. Talisman has set its 2013 capital budget at approximately $3 billion, with 90% of spending directed at high netback liquids and international gas opportunities.

●
In Colombia, the company successfully completed the Akacias-18 well, the first of a seven-well, two-rig appraisal program in the heavy oil Block CPO-9. The company plans to bring in a third rig later this year to drill an exploration well.

1  The terms "cash flow" and “capital spending” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

●	The Kurdamir-3 appraisal well is currently drilling in Kurdistan. The 3D seismic acquisition program over the Topkhana and Kurdamir blocks is proceeding.

“Talisman set out four strategic priorities last October, which we have translated into goals for 2013. As I discussed at our investor open house in March, we are transforming Talisman, with a strong focus on two core regions: the Americas and Asia-Pacific,” said Hal Kvisle, President and CEO.

“We have stabilized our financial position and constrained capital spending to live within our means. We are more focused, having completed the sale of a 49% equity interest in our UK business. Nearly 90% of our assets are now in the Americas and Asia-Pacific core regions. We are taking steps to exit a number of non-core countries, and actively working to unlock $2-3 billion in net asset value through sales or joint ventures. We expect to see significant growth in higher margin liquids production in the second half of this year and into 2014. And finally, we are taking steps to improve operating efficiency and lower costs.

“Our first priority is to live within our means, allocating capital to our best opportunities in the Americas and Asia-Pacific. We set out capital spending guidance of approximately $3 billion, against a cash flow forecast of approximately $2.5 billion for 2013. We are still on track to meet both goals. Our capital run rate in the first quarter was $775 million. Cash flow was down relative to the fourth quarter of last year, largely due to the impact of the UK transaction, and lower netbacks and natural gas production in North America. Our cash flow forecast is expected to meet guidance, predicated on higher-margin volume growth in the second half of this year from the Eagle Ford, Kinabalu, Vietnam and Colombia.

“Production for the quarter, adjusting for the UK transaction, was essentially flat, compared to the fourth quarter of 2012. North American natural gas volumes continue to decline, reflecting limited investment in the current price environment. This decline was largely offset by growth in Norway and Asia-Pacific.

“Eagle Ford production was flat during the quarter; however, we have increased the number of completion crews and expect to see production build in the second quarter as newly completed wells come on stream.

“Our second priority is to focus our capital program on opportunities that bring high margin production on stream more quickly. Approximately 90% of our capital spending this year is directed at growing near-term, high margin production.

“Our third priority is to improve operational performance. In the Eagle Ford, we reduced drilling cycle times to less than 25 days in the first quarter, and lowered average drilling and completion costs. We will drill, complete and tie in more wells for less capital, aiming to meet or exceed top performance benchmarks in our parts of the Eagle Ford play.

“Cost reduction and performance improvement programs have been initiated in all parts of Talisman. During the quarter, we announced staff reductions as part of our plan to reduce our annual G&A run rate by $100-150 million by the end of the year.

“Our fourth priority is to unlock value within our portfolio through divestments or joint ventures. Our target is to realize $2-3 billion in proceeds through the sale or joint venture of non-core assets over the next 12-18 months. We are making progress on the divestment of assets outside of our core regions as well as the divestment of minor assets within our core regions.

“In Kurdistan, following the Kurdamir-2 oil discovery in 2012, our objective this year is to understand the extent of the resource in the Kurdamir and Topkhana blocks. In the first quarter, we began drilling Kurdamir-3, which is expected to reach target depth in the third quarter.

“We are making progress. We will improve profitability by focusing on high margin production and controlling costs in all parts of our business. We will sustain and grow our two core regions through production optimization, cost management and astute capital investments. We are taking measurable steps to build shareholder value, and this progress will continue over the course of the year.”

Financial Results
Table includes results from Talisman Sinopec Energy UK Limited (TSEUK) and Equión Energía Limited (Equión)

March 31	Q1 13	Q4 12	Q1 12
Cash flow ($ million)	517	675	851
Cash flow per share	0.50	0.66	0.83
Earnings (loss) from operations2 ($million)	(60)	(107)	167
Earnings (loss) from operations per share22	(0.06)	(0.10)	0.16
Net income (loss) ($ million)	(213)	376	291
Net income (loss) per share	(0.21)	0.37	0.28
Average shares outstanding – basic (million)	1,027	1,025	1,023

Cash flow was down $158 million, compared to the fourth quarter of 2012. Approximately $70 million of this reduction relates to the sale of a 49% equity interest in Talisman’s UK North Sea business in December 2012.

Cash flow in North America was down approximately $60 million, due to lower natural gas volumes (as a result of a strategic reduction in dry gas spend), decreased wellhead prices in Chauvin driven by higher differentials, increased transportation costs in the Montney, higher processing and transportation costs in the Eagle Ford in anticipation of a production ramp-up, and prior period adjustments. Cash flow from North America is expected to increase with higher Eagle Ford volumes in the second quarter.

In Southeast Asia, despite higher production and revised Corridor gas prices, cash flow was down slightly relative to the fourth quarter. Production at Kinabalu averaged 4,000 boe/d; however, the company did not ship any cargoes to market until after the end of the quarter and no revenue or cash flow was recorded during the period. Cash flow was also affected by a one-time investment credit settlement in Indonesia and short-term increases in Malaysian royalty rates due to low current capital spending. Going forward, Talisman expects to see higher incremental cash flow from Southeast Asia with increased liquids production at HST/HSD and Kinabalu, the effect of the revised gas price agreement in Indonesia, and lower royalty rates in Malaysia as drilling activity ramps up.

2 The terms “earnings (loss) from operations” and “earnings (loss) from operations per share” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

Cash flow was also impacted by higher finance costs of $26 million. Interest costs are no longer capitalized on Auk South and Yme as the company is now considering alternative development options.

Year over year, cash flow is down due to lower volumes and netbacks. Talisman’s cash flow guidance for 2013 is unchanged at approximately $2.5 billion, with expected growth in liquids production in the second half of the year.

The company recorded a loss of $60 million (on a non-GAAP basis) from operations, excluding non-operational items, compared to a loss of $107 million in the fourth quarter of 2012.

Talisman recorded a net loss of $213 million in the first quarter, compared to net income of $376 million in the fourth quarter of 2012. The prior quarter included a number of significant one-time gains, including the sale of a 49% equity interest in the UK North Sea business and the revaluation of Talisman’s interest in the Ocensa pipeline in Colombia.

DD&A charges, including Talisman’s share of the UK and Equión joint ventures, were $260 million lower than the previous quarter as a result of the UK sale ($117 million) and as a result of one-off charges in the fourth quarter associated with reserves write downs in the UK and North America. During the first quarter, the UK joint venture recorded an impairment charge of $68 million after-tax (net to Talisman) relating to the impact on reserves from the unsuccessful Tweedsmuir TP-3 well.

Capital spending totalled $775 million during the quarter. Talisman’s capital spending guidance of approximately $3 billion for 2013 is unchanged. Net debt3 at March 31, 2013 was $4.1 billion.

Netbacks
The North Sea results include Talisman Sinopec Energy UK Limited (TSEUK), and “Other” results include Equión Energia Limited (Equión).

March 31	Q1 13	Q4 12	Q1 12
WTI benchmark ($/bbl)	94.37	88.18	102.93
Brent benchmark ($/bbl)	112.55	110.02	118.49
NYMEX benchmark ($/mmbtu)	3.35	3.36	2.77
Oil and liquids netback ($/bbl)
North America Southeast Asia North Sea Other	37.69	44.17	53.26
	28.06	36.31	56.76
	45.05	33.43	78.37
	63.02	58.72	66.88
Total oil and liquids ($/bbl)	41.02	40.09	68.02
Natural gas netback ($/mcf)
North America Southeast Asia North Sea Other	1.21	1.50	0.62
	5.70	4.85	5.83
	6.04	4.67	7.97
	2.24	1.36	3.15
Total natural gas ($/mcf)	2.93	2.69	2.61
Total company netback ($/boe)	25.67	24.82	36.79

3 The term “net debt” is a non-GAAP measure. Please see the advisories and reconciliations elsewhere in this news release.

WTI prices were up 7% over the previous quarter, averaging $94.37/bbl, but are down year over year. NYMEX natural gas prices were essentially flat compared to the fourth quarter, although in recent weeks they have climbed to over $4.40/mmbtu, reflecting a more balanced North America supply-demand picture.

Oil and liquids netbacks are up slightly over the quarter, as a result of lower unit operating costs due to the UK transaction. Year over year, oil and liquids netbacks are down significantly, reflecting lower benchmark prices.

Average royalty rates increased principally due to the UK transaction, which reduced the company’s exposure to low UK royalty rates, and higher short-term rates in Southeast Asia. Royalty rates in Southeast Asia are expected to fall as the company increases capital spending in the region over the course of the year.

Gas netbacks are up from the previous quarter and year over year. In North America, netbacks have doubled, compared to a year ago with strengthening NYMEX prices. However, they are down relative to the fourth quarter, due to higher unit operating costs.

In Southeast Asia, gas netbacks are up significantly versus the fourth quarter, primarily due to higher price realizations. During the quarter, gas prices in Indonesia increased as a result of previously announced revisions to gas pricing agreements at Corridor coming into effect. This includes retroactive adjustments for prior periods.

Production
Table includes Talisman’s share of production from subsidiaries and equity-accounted entities.

March 31	Q1 13	Q4 12	Q1 12
Oil and liquids (mbbls/d)
North America	29	29	28
Southeast Asia	41	40	45
North Sea	37	53	89
Other (including Colombia and Algeria)	22	21	25
Total oil and liquids (mbbls/d)	129	143	187
Natural gas (mmcf/d)
North America	875	924	1,024
Southeast Asia	531	511	548
North Sea	16	20	43
Other (including Colombia and Algeria)	39	43	37
Total natural gas (mmcf/d)	1,461	1,498	1,652
Total (mboe/d)	372	392	462
Assets sold (mboe/d)
North America	-	-	7
North Sea	-	17	31
Production from ongoing operations (mboe/d)	372	375	424

Production averaged 372,000 boe/d, down 5% from the previous quarter and 19% year over year. Lower production volumes in the quarter were essentially the result of the sale of a 49% equity interest in Talisman’s UK North Sea business in December 2012, with an impact of approximately17,000 boe/d.

Natural gas volumes in North America were lower relative to the fourth quarter (8,000 boe/d), reflecting limited capital spending in the current price environment. However these declines were largely offset by growth in Southeast Asia and Norway liquids.

Talisman continues to direct its capital program to projects that will grow higher margin production in the near to medium term. Accordingly, liquids volumes are expected to increase significantly in the second half of 2013 with growth in North America (Eagle Ford), Colombia, Malaysia (Kinabalu) and Vietnam (HST/HSD). The company’s production guidance range for 2013 remains unchanged.

The Americas

North America

Production

March 31	Q1 13	Q4 12	Q1 12
Gas
Edson-Duvernay-Montney	360	382	407
Marcellus	442	475	529
Eagle Ford	51	48	36
Other	22	19	27
Gas from ongoing operations (mmcf/d)	875	924	999
Liquids
Edson-Duvernay-Montney	6	6	5
Eagle Ford	12	11	7
Chauvin	11	12	13
Liquids from ongoing operations (mbbls/d)	29	29	25
Assets sold (mboe/d)	-	-	7
Total North America gas production (mmcf/d)	875	924	1,024
Total North America liquids production (mbbls/d))	29	29	28
Total North America production (mboe/d)	175	183	198

Production in North America averaged 175,000 boe/d, a 4% decrease from the previous quarter and down 12% from a year ago. Talisman continues to shift to higher value liquids, with the majority of capital directed towards oil and liquids rich plays. Natural gas volumes were down 5% relative to the fourth quarter, reflecting natural declines in the Marcellus and Canada Foothills. Liquids production (which represents approximately 17% of total North America production) remained flat quarter over quarter.

The company remains on target to deliver full year production guidance of 170-176 mboe/d, including 30-35 mbbls/d of liquids.

In the Eagle Ford, production was up 58% year over year, and liquids volumes have increased more than 70%. For the quarter, Talisman’s share of production (50% working interest) averaged 21,000 boe/d, up slightly from the previous quarter.

The company increased the number of full-time completion crews from one to three at the end of the first quarter. Talisman expects to increase the number of gross operated wells on stream from 18 in the first quarter to more than 50 in the second quarter. In addition, four new facilities will be brought on stream during the second quarter, with total gross processing capacity of 37,000 bbls/d liquids and 190 mmcf/d of gas. As a result, we remain confident of reaching our full-year production target in the Eagle Ford of approximately 30,000 boe/d.

Talisman continues to make significant improvements in Eagle Ford capital investment efficiency. Drilling cycle times have been reduced to less than 25 days, with drilling and completion costs down to approximately $8 million per well. During the quarter, Talisman began transferring the first of three rigs in the eastern part of the play to Statoil, in accordance with the Talisman-Statoil joint venture agreement.

In the Marcellus, production averaged 442 mmcf/d, down from 475 mmcf/d in the previous quarter. Production optimization activities have successfully reduced base decline from approximately 10% per quarter to less than 7% per quarter. One rig is currently operating in the Marcellus, focused on land retention and lease obligations. Talisman has an inventory of approximately 50 drilled but uncompleted Marcellus wells that can be completed and tied in.

In the southern portion of the liquids-rich Duvernay play, three short-lateral wells have been drilled to evaluate fracture effectiveness and assess production characteristics. The first short-lateral well was fracked with five effective stages, and came on stream with an initial production rate of over 350 bbls/d of condensate. The second short-lateral well was fracked with seven effective stages and tested 1.1 mmcf/d with 120 bbls/d of condensate. Based on learnings from these initial wells, Talisman’s most recent well was drilled with a 5,400 foot lateral and will be completed with 12 frack stages during the second quarter.

In the Montney, production averaged approximately 12,000 boe/d, down nearly 8% from the previous quarter, reflecting natural declines and limited capital spending. The company is running a three-rig program in 2013, focusing on the early development of its joint venture position in the eastern liquids-rich part of the Farrell Creek play. Together with the company’s partner Sasol, appraisal activity has commenced on the large adjacent Cypress A acreage position.

In Edson, the third party deep cut processing plant is ahead of schedule, and is expected to be on-stream in the third quarter. Talisman operated two drilling rigs over the first quarter in Wild River to develop incremental gas volumes for the deep cut plant. In Edson, a horizontal drilling program targeting the liquids-rich Wilrich formation is on track to begin in the third quarter, with volumes processed through the Talisman-owned Edson facility.

As part of efforts to focus and unlock value from the North America portfolio, the company has commenced a process to joint venture or divest its North Duvernay holdings and parts of its Montney holdings. A data room is expected to open in the second quarter for the North Duvernay, and targeted discussions continue with respect to the company’s large Montney holdings.

Colombia

First quarter production remained flat quarter over quarter at an average of 17,000 boe/d. The company successfully drilled and completed the Akacias-18 well, and has two rigs operating as part of the planned seven-well appraisal program on the CPO-9 heavy oil block. A third rig has been mobilized to drill an exploration well in block CPO-9 later in the year. In the foothills region, Talisman completed and is testing the Huron-2 appraisal well in the Niscota block. Drilling of the Huron-3 well is ongoing, and the company expects to reach target depth by the end of the year. At Piedemonte, phase one of the facilities expansion project is progressing to plan.

In January 2013, the shareholders and regulators in Colombia converted the Ocensa pipeline from a cost centre to a profit centre, allowing owners to market spare capacity (Talisman’s ownership position in the pipeline is approximately 12%). As Talisman’s production from blocks CPO-9, CPE-6 and the Niscota Block ramp up, the company’s long-term capacity in Ocensa will provide access to export facilities on the Caribbean coast. The company is evaluating the sale of all or part of its Ocensa ownership, while retaining rights to pipeline capacity.

Asia-Pacific

Production

March 31	Q1 13	Q4 12	Q1 12
Malaysia liquids (mbbls/d)	20	17	18
Malaysia gas (mmcf/d)	132	132	128
Malaysia total (mboe/d)	42	39	39
Indonesia liquids (mbbls/d)	11	11	12
Indonesia gas (mmcf/d)	397	379	420
Indonesia total (mboe/d)	77	74	82
Vietnam liquids (mbbls/d)	2	2	2
Vietnam gas (mmcf/d)	2	-	-
Vietnam (mboe/d)	2	2	2
Australia (mboe/d)	8	10	13
Total (mboe/d)	129	125	136

Production averaged 129,000 boe/d, up 3% from the previous quarter following the Kinabalu PSC transfer of operatorship to Talisman. Compared to the same quarter last year, production fell by 5%, principally due to short-term fluctuations in demand at Corridor and natural declines at Kitan.

Natural gas production for the quarter averaged 531 mmcf/d, with prices averaging $10.22/mcf. This is up 15% from the fourth quarter and is primarily due to a previously announced gas pricing agreement at Corridor taking effect, including retroactive revenue adjustments from prior periods.

In Malaysia, production averaged 42,000 boe/d, up 8% over the previous quarter. This was primarily due to a full quarter of production from Kinabalu, averaging 4,000 boe/d, and is expected to increase significantly during 2013 as initial platform upgrades are completed and a workover program commences. The addition of Kinabalu to the portfolio provides near-term exploration synergies and development upside in the Sabah basin. The company began drilling its first Sabah exploration well in mid-April.

In Indonesia, production for the quarter averaged 77,000 boe/d, up 4% over the previous quarter following the completion of planned maintenance at Corridor and Tangguh. First quarter production year over year is down 6%, due to higher nominations for gas from Corridor in the same period last year, and a working interest repayment in 2012 at Jambi Merang.

The HST/HSD development offshore Vietnam is progressing on schedule and on budget, with both jackets installed and topsides now in place. All drilling and completion activities are finished. First oil is expected around mid-year, and the company aims to deliver near-term peak net production of approximately 12,000 boe/d.

Production in Australia/Timor Leste for the quarter was 8,000 boe/d, down 20% from the previous quarter primarily due to natural declines.

In Papua New Guinea, acquisition of 440 kilometres of 2D seismic data was successfully completed in three exploration licenses. Prospects generated from this data will support a multi-well exploration drilling program, commencing in the second half of this year.

Other Operating Areas

The North Sea

In December 2012, Talisman sold a 49% equity interest in its UK business to Sinopec for $1.5 billion and established the Talisman Sinopec Energy UK Limited (TSEUK) joint venture.

Talisman’s share of UK production averaged 21,000 boe/d, essentially flat over the fourth quarter after accounting for the sale. Operational issues at Bleo Holm, Claymore and Auk North were largely offset by the completion of planned turnarounds at Buchan, Monarb and Blane.

In the UK, a drilling rig has been secured, with drilling operations to commence in the second half of 2013. The Montrose Area Redevelopment project is underway, with major contracts now in place.

The company’s TP-3 development well at Tweedsmuir was unsuccessful, resulting in a reserves write down and an impairment of $68 million after tax, representing Talisman’s share.

In Norway, average daily production was 19,000 boe/d, up 6% over the previous quarter due to a successful Varg drilling campaign. In March, the company, on behalf of its joint venture partners, reached an agreement with SBM Offshore to terminate the existing Yme project, including scrapping the existing above-surface structure and terminating all existing contracts and arbitration. The agreement includes an upfront payment of $470 million ($282 million net) to Talisman and partners, which will be used to pay for decommissioning of the topside unit.

Kurdistan Region of Iraq

In Kurdistan, the company spudded the Kurdamir-3 appraisal well in February, and expects to reach target depth in the third quarter. The 3D seismic acquisition program over the Topkhana and Kurdamir blocks is progressing, and the company plans to drill the Topkhana-2 appraisal well later this year. Talisman is also reviewing options for field development so it can begin to generate cash flow from Kurdistan.

Common Share and Preferred Share Dividend Declaration

The company has declared a quarterly dividend on the company's common shares of US$0.0675 per share. The dividend will be paid on June 28, 2013 to shareholders of record at the close of business on May 15, 2013.

The company has also declared a quarterly dividend of C$0.2625 on its Cumulative Redeemable Rate Reset First Preferred Shares, Series 1. The dividend will be paid on July 2, 2013 to shareholders of record at the close of business on May 15, 2013.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
Phoebe Buckland	Lyle McLeod
Manager, External Communications	Vice-President, Investor Relations
Phone: 403-237-1657	Phone: 403-767-5732
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

07-13

Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; expected increase in liquids production in the second half of 2013; expected cash flow; expected improvements in the company’s operating efficiency and expected lower costs; expected capital spending; expected  reduction in G&A run rate; expected sales or joint ventures and timing of such transactions; expected drilling activity in North America, Colombia, PNG, the North Sea and Kurdistan; expected first production from HST/HSD; expected additional facilities and processing capacity in North America; expected benefits of the company’s interest in the Ocensa pipeline; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.  The company priorities disclosed in this news release are objectives only and their achievement cannot be guaranteed.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.  Forward-looking information for periods past 2013 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Unless the context indicates otherwise, references in this news release to “Talisman” or the “company” include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and the partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of “Talisman” or the “company” to refer to these other legal entities and partnership interests does not constitute waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Unless otherwise stated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Barrel of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This news release also includes reference to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to 6,000 cubic feet of gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and an mcfe conversion ratio of 1 bbl: 6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this news release, all references to “core” and “non-core” assets and properties align with the company’s current public disclosure regarding its assets and properties.

Talisman also discloses netbacks in this news release. Netbacks per boe are calculated by deducting from the sales price associated royalties, operating and transportation costs.

Forecasted Cash Flow

This news release also contains discussions of anticipated cash flow. The material assumptions used in determining estimates of cash flow are: the anticipated production volumes; estimates of realized sales prices, which are in turn driven by benchmark prices, quality differentials and the impact of exchange rates; estimated royalty rates; estimated operating expenses; estimated transportation expenses; estimated general and administrative expenses; estimated interest expense, including the level of capitalized interest; and the anticipated amount of cash income tax and petroleum revenue tax. The amount of is inherently difficult to predict.

Anticipated production volumes are, in turn, based on the midpoint of the estimated production range and do not reflect the impact of any potential asset dispositions or acquisitions. The completion of any contemplated asset acquisitions or dispositions is contingent on various factors including favourable market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals for such acquisitions or dispositions.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings (loss) from operations, capital spending and net debt. These terms are not defined by International Financial Reporting Standards (IFRS). Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Cash Flow
US$ million, except per share amounts
	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012

Cash provided by operating activities	331	497	914
Changes in non-cash working capital	21	4	(153)
Add: Exploration expenditure	75	118	56
Add: Pennsylvania impact fee1	-	-	18
Add: Restructuring costs	17	-	-
Less: Finance costs (cash)	(70)	(44)	(49)
Cash flow from subsidiaries	374	575	786

Add: Cash provided by operating activities from equity accounted entities	149	49	66
Change in non-cash working capital from equity accounted entities	(5)	51	(1)
Less: Dividends and distributions received from equity accounted entities	-	-	-
Add: Exploration expenditure from equity accounted entities	2	-	-
Less: Finance costs (cash) from equity accounted entities	(3)	-	-
Cash flow from equity accounted entities	143	100	65

Cash Flow2	517	675	851
Cash flow per share	0.50	0.66	0.83
Diluted cash flow per share	0.50	0.65	0.83

1.	Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.
2.	Includes cash flow from subsidiaries and Talisman’s share of equity accounted entities’ cash flow.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, deferred taxes and other non-cash expenses including Talisman's share of cash flow from equity accounted entities. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Diluted cash flow per share is cash flow divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed consolidated financial statements filed on May 1, 2013. A reconciliation of cash provided by operating activities to cash flow is provided above.

Earnings (loss) from Operations
US$ million, except per share amounts
	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012

Net income (loss)	(213)	376	291
Gain on disposals (tax adjusted)	-	(862)	(377)
Unrealized (gain) loss on financial instruments(tax adjusted)1	43	(46)	37
Share-based payments (tax adjusted)2	24	(40)	(46)
Foreign exchange on debt (tax adjusted)	(23)	3	15
Impairment (tax adjusted)	44	278	302
Pennsylvania impact fee (tax adjusted)3	-	-	11
Restructuring costs (tax adjusted)	13	-	-
Gain on revaluation of investment (tax adjusted)4	-	(245)	-
Derecognition of deferred tax assets5	-	429	-
Deferred tax adjustments6	52	-	(66)
Earnings (loss) from operations7	(60)	(107)	167
Earnings (loss) from operations per share	(0.06)	(0.10)	0.16
Diluted earnings (loss) from operations per share	(0.06)	(0.10)	0.16

1.	Unrealized (gain) loss on financial instruments relates to the change in the period of the mark-to-market value of the company’s held-for-trading financial instruments.
2.
Share-based payments relate principally to the mark-to-market value of the company’s outstanding stock options and cash units at March 31. The company uses the Black-Scholes option pricing model to estimate the fair value of its share-based payment plans.

3.	Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.
4.	Gain on revaluation of investment represents the fair value adjustment recorded upon the restructuring of Talisman's investment in Oleoducto Central S.A.
5.	Derecognition of deferred tax assets from the US operations.
6.	Deferred tax adjustments largely comprise tax on foreign exchange on tax pools.
7.	Earnings (loss) from operations include results and adjustments from subsidiaries and Talisman's share of equity accounted entities.

Earnings (loss) from operations are calculated by adjusting the company’s net income (loss) per the financial statements for certain items of a non-operational nature, on an after tax basis. The adjustments include items from subsidiaries and Talisman's share of equity accounted entities. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings (loss) from operations per share are earnings (loss) from operations divided by the average number of common shares outstanding during the period. Diluted earnings (loss) from operations per share are earnings (loss) from operations divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed consolidated financial statements filed on May 1, 2013. A reconciliation of net income (loss) to earnings (loss) from operations is provided above.

Capital Spending
US$ million
	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012

Subsidiaries
Exploration, development and other	569	834	993
Exploration expensed	75	118	56
Exploration and development spending - Subsidiaries	644	952	1,049

Talisman’s share of equity accounted entities
Exploration, development and other	130	65	18
Exploration expensed	1	-	-
Exploration and development spending – joint ventures	131	65	18

Capital spending for subsidiaries and joint ventures	775	1,017	1,067

Capital spending (or run rate or exploration and development spending) is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred and adding Talisman's share of joint ventures.

Net Debt
US$ million
Three Months Ended
March 31, 2013

Long-term debt	4,509
Cash and cash equivalents, net of bank indebtedness	(276)
Cash and cash equivalents from equity accounted entities1
TSEUK	(30)
Equion	(62)
Total net debt	4,141

1.	Includes Talisman’s share of joint ventures’ cash and cash equivalents.

Net debt is calculated by adjusting the company’s long-term debt per the financial statements for bank indebtedness, cash and cash equivalents from subsidiaries and joint ventures. The company uses this information to assess its true debt position and eliminate the impact of timing differences.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2013 (excluding the effect of derivative contracts) is summarized in the following table, based on a Dated Brent oil price of approximately $105/bbl, a NYMEX natural gas price of approximately $3.60/mmbtu and exchange rates of US$1=C$1 and UK£1=US$1.60.

($ millions)	Net Income1	Cash Provided by Operating Activities (GAAP)2	Cash Flow (Non-GAAP)3
Volume changes
Oil – 10,000 bbls/d	80	130	195
Natural gas – 60 mmcf/d	15	55	55
Price changes4
Oil – $1.00/bbl	20	25	35
Natural gas (North America)5 – $0.10/mcf	15	25	25
Exchange rate changes
US$/C$ decreased by US$0.01	(10)	(10)	(10)
US$/UK£ increased by US$0.02	-	-	(5)

1.	Net income includes Talisman’s share of net income (loss) from TSEUK and Equión, after tax.
2.	Changes in cash flow provided by operating activities (GAAP) excludes TSEUK and Equión due to the application of equity accounting.
3.	Changes in cash flow (Non-GAAP) includes TSEUK and Equión and is included for comparative purposes only.
4.
The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivative terms in the ‘Risk Management’ section of the MD&A, and note 19 to the interim condensed Consolidated Financial Statements.

5.
Price sensitivity on natural gas relates to North American natural gas only. The company’s exposure to changes in the natural gas prices in the Norway and Malaysia/Vietnam and Colombia is not material. Most of the natural gas price in Indonesia is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil except for a small portion which is sold at a fixed price.